
17010397

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



# FORM 11-K

## ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2016

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

## Index to Financial Statements

(a) Financial Statements:



(b) Exhibit:





Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: 

James C. Smith
Plan Administrator

Date: June 8, 2017

## Report of Independent Registered Public Accounting Firm

Plan Administrator
Shell Provident Fund

We have audited the accompanying statement of net assets available for benefits of the Shell Provident Fund as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund at December 31, 2016, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Shell Provident Fund's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

Houston, Texas
June 8, 2017

## Report of Independent Registered Public Accounting Firm

To the Administrator of the
Shell Provident Fund:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas
April 29, 2016

# Shell Provident Fund
## Statements of Net Assets Available for Benefits
## December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **Assets:** | | |
| Investments at fair value: | | |
| Short-term investments | $ 1,069,007,784 | $ 1,074,674,064 |
| Common stock/ADRs | 682,842,047 | 614,173,257 |
| Common/collective funds | 4,737,318,511 | 4,509,007,323 |
| Registered investment company funds | 3,295,480,246 | 3,327,273,603 |
| Self-directed brokerage accounts | 353,870,679 | 305,276,352 |
| Total investments at fair value | 10,138,519,267 | 9,830,404,599 |
| Receivables: | | |
| Interest and other receivables | 12,482,958 | 6,980,643 |
| Notes receivable from participants | 114,568,642 | 131,521,986 |
| Total receivables | 127,051,600 | 138,502,629 |
| Total assets | 10,265,570,867 | 9,968,907,228 |
| **Liabilities:** | | |
| Accounts payable | 4,756,341 | 3,997,400 |
| Total liabilities | 4,756,341 | 3,997,400 |
| Net assets available for benefits | $ 10,260,814,526 | $ 9,964,909,828 |

The accompanying notes are an integral part of these financial statements.

# Shell Provident Fund
## Statement of Changes in Net Assets Available for Benefits
## December 31, 2016 and 2015

| | 2016 | 2015 |
|---|---|---|
| **Additions:** | | |
| Investment income | | |
| Dividends and interest | $ 170,779,081 | $ 272,174,893 |
| Net appreciation/(depreciation) in fair value of investments | 603,239,838 | (498,018,815) |
| | 774,018,919 | (225,843,922) |
| Interest income on notes receivables from participants | 3,890,791 | 4,413,117 |
| Contributions | | |
| Participant | 255,386,981 | 255,777,255 |
| Employer | 229,212,069 | 239,387,308 |
| Rollover/other | 41,474,446 | 42,292,652 |
| | 526,073,496 | 537,457,215 |
| Total additions | 1,303,983,206 | 316,026,410 |
| **Deductions:** | | |
| Participant distributions and withdrawals | 997,332,679 | 909,448,155 |
| Administrative expenses | 10,745,829 | 11,292,551 |
| Total deductions | 1,008,078,508 | 920,740,706 |
| Net increase/(decrease) | 295,904,698 | (604,714,296) |
| **Net assets available for benefits:** | | |
| Beginning of year | 9,964,909,828 | 10,569,624,124 |
| End of year | $10,260,814,526 | $ 9,964,909,828 |

The accompanying notes are an integral part of these financial statements.

## 1. Plan Description

### General

The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

### Eligibility

Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions.

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

### Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements (employee contributions are suspended for six months following such a withdrawal). A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs). An employee may withdraw funds that were rolled into the Plan at any time.

### Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2016 and 2015 were 3.25% respectively.

### Forfeiture Account

At December 31, 2016 and 2015, forfeited non-vested accounts totaled $175 and $488 respectively. These accounts will be used to reduce current and future employer contributions and to pay Plan expenses. Also in 2016 and 2015, Plan expenses were reduced by $40,698 and $102,584 from forfeited non-vested accounts.

### Plan Expenses

There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option, and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2016 and 2015, the Plan received revenue credit deposits in the amount of $4,837,037 and $7,528,594 respectively. During 2016 and 2015, the Plan used revenue credits in the amount of $1,025,075 and $1,081,450 respectively to pay direct expenses and allocated $3,750,000 and $6,700,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $100,633 and $114,244 at December 31, 2016 and 2015, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

### Plan Termination

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

## 2. Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value (NAV) practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Plan has adopted this guidance in the current year.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015.

Parts I and III of this ASU are not applicable to the Plan. Part II is to be applied retrospectively and the Plan has adopted this guidance in the current year.

## 3. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2016 and 2015 the Shell Provident Fund had no amounts outstanding under the line of credit.

## 4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

## 5. Federal Income Tax Exemption

The Internal Revenue Service (the "IRS") issued a favorable determination letter dated December 20, 2016, stating that the Plan is qualified under Section 401(a) and the trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the requirements of ERISA, IRS regulations, or IRS-approved correction methods.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

## 6. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2016 and 2015 to Schedule H of Form 5500:

| | 2016 | 2015 |
|---|---|---|
| Net assets per financial statements | $ 10,260,814,526 | $ 9,964,909,828 |
| Deemed distributions of participant loans | (2,226,407) | (5,865,011) |
| Net assets available for benefits per Schedule H | $ 10,258,588,119 | $ 9,959,044,817 |

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2016 to Schedule H of Form 5500:

| | |
|---|---|
| Total deductions per the financial statements | $ 1,008,078,508 |
| Deemed distributions of participant loans | 1,109,694 |
| Deemed distributions of participant loans – offset during plan year | (4,748,299) |
| Total expenses paid per Schedule H of Form 5500 | $ 1,004,439,903 |

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

## 7. Fair Value Measurement

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the assets or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016 and 2015.

**Common Stocks and Rights/Warrants**
Valued at the closing price reported on the active market on which the individual securities are traded.

**Corporate Bonds/Other Fixed Income Funds**
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

**Registered Investment Company Funds (Mutual Funds)**
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

**Common/Collective Funds**
Value at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

**U.S. Government Securities**
Valued using the pricing models maximizing the use of observable inputs for similar securities.

**Short-Term Investments**
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

| | Assets at Fair Value as of December 31, 2016 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Common stock | $ 682,842,047 | $ | $ 682,842,047 |
| Registered Investment Co Funds | 3,295,480,246 | | 3,295,480,246 |
| Short-Term Investments | | 1,069,007,784 | 1,069,007,784 |
| Self-directed brokerage acct: | | | |
| Common Stock | 180,068,311 | | |
| Registered investment co. | 72,336,783 | | |
| Money market | 85,475,942 | | |
| Rights/warrants | 291,919 | | 338,172,955 |
| Corporate bonds/other | | 6,696,482 | |
| Short-Term investments | | 6,799,834 | |
| US Government securities | | 2,201,408 | 15,697,724 |
| | 4,316,495,248 | 1,084,705,508 | 5,401,200,756 |
| Investments measured at net asset value: | | | |
| Common/collective funds: | | | 4,737,318,511 |
| Total assets at fair value | | | $10,138,519,267 |

| | Assets at Fair Value as of December 31, 2015 | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Common stock | $ 614,173,257 | $ | $ 614,173,257 |
| Registered Investment Co Funds | 3,327,273,603 | | 3,327,273,603 |
| Short-Term investments | | 1,074,674,064 | 1,074,674,064 |
| Self-directed brokerage acct: | | | |
| Common Stock | 156,211,331 | | |
| Registered investment co. | 63,947,771 | | |
| Money market | 74,187,709 | | |
| Rights/warrants | 58,337 | | 294,405,148 |
| Corporate bonds/other | | 3,052,251 | |
| Short-Term investments | | 5,571,657 | |
| US Government securities | | 2,247,296 | 10,871,204 |
| | 4,235,852,008 | 1,085,545,268 | 5,321,397,276 |
| Investments measured at net asset value: | | | |
| Common/collective funds: | | | 4,509,007,323 |
| | | | $ 9,830,404,599 |

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## 8. Related Party and Parties-in-Interest Transactions

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

## 9. Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were issued.

The Shell Provident Fund was amended to provide for a trust-to-trust transfer of assets for employees who transferred out of the Shell controlled group and ceased participation in the Shell Provident Fund in connection with a joint venture separation. The transfer occurred in May of 2017 to a new qualified defined contribution plan established by the new employer for the transferred employees. The transfer was approximately $450 million.

# Supplemental Schedule

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| * | **Thrift Fund** | | | | | |
| | ATLANTIC ASSET CP .9 2/06 | 8,000,000.0000 | 0.900 | 2/6/2017 | ** | 7,993,186 |
| | ATLANTIC ASSET CP 1.02 3/ | 12,000,000.0000 | 1.020 | 3/6/2017 | ** | 11,979,760 |
| | ATLANTIC ASSET CP 1.1 2/0 | 10,000,000.0000 | 1.100 | 2/1/2017 | ** | 9,992,758 |
| | ATLANTIC ASSET CP 1.18 3/ | 10,000,000.0000 | 1.180 | 3/20/2017 | ** | 9,977,489 |
| | BARCLAYS BK CCP YCP 1.05 | 8,000,000.0000 | 1.050 | 1/10/2017 | ** | 7,997,682 |
| | BAYERISCHE NY YCD .74 01/ | 11,000,000.0000 | 0.740 | 1/5/2017 | ** | 11,000,602 |
| | BAYERISCHE NY YCD .74 01/ | 35,271,000.0000 | 0.740 | 1/9/2017 | ** | 35,273,674 |
| | BK MONT CHI YCD 1ML+39 5/ | 11,000,000.0000 | 1.039 | 5/8/2017 | ** | 11,005,390 |
| | BK MONT CHI YCD 1ML+43 7/ | 17,000,000.0000 | 1.084 | 7/10/2017 | ** | 17,020,791 |
| | BK MONT CHI YCD 1ML+55 2/ | 10,000,000.0000 | 1.167 | 2/1/2017 | ** | 10,005,710 |
| | BK NVA HOU YCD 1ML+50 2/1 | 7,000,000.0000 | 1.236 | 2/17/2017 | ** | 7,004,907 |
| | BK NVA YCD 1ML+63 3/24/17 | 15,000,000.0000 | 1.386 | 3/24/2017 | ** | 15,018,690 |
| | BK OF MONT CHI YCD .9 01/ | 6,000,000.0000 | 0.900 | 1/17/2017 | ** | 6,000,478 |
| | BK OF MONT CHI YCD 1 01/1 | 10,000,000.0000 | 1.000 | 1/17/2017 | ** | 10,001,293 |
| | BLB(UNGTD) YCP .74 1/06/1 | 7,000,000.0000 | 0.740 | 1/6/2017 | ** | 6,999,568 |
| | BNP FORTS NY BR YCP .98 2 | 10,000,000.0000 | 0.980 | 2/13/2017 | ** | 9,990,250 |
| | BNP FORTS NY BR YCP .98 3 | 10,000,000.0000 | 0.980 | 3/2/2017 | ** | 9,985,172 |
| | BNS HOUS YCD 3ML+45 7/12/ | 7,000,000.0000 | 1.324 | 7/12/2017 | ** | 7,009,142 |
| | BPCE CP YCP 1% 1/31/17 | 10,000,000.0000 | 1.000 | 1/31/2017 | ** | 9,995,093 |
| | BPCE CP YCP 1% 2/02/17 | 11,000,000.0000 | 0.960 | 2/2/2017 | ** | 10,994,100 |
| | BPCE CP YCP 1% 3/01/17 | 11,000,000.0000 | 1.000 | 3/1/2017 | ** | 10,985,219 |
| | CA CIB NY BRH YCD .98 02/ | 11,000,000.0000 | 0.980 | 2/17/2017 | ** | 11,002,969 |
| | CAISSE CTRL DES YCP .93 2 | 8,000,000.0000 | 0.930 | 2/21/2017 | ** | 7,989,671 |
| | CANADIAN IMPERIAL 1ML+44 | 11,000,000.0000 | 1.179 | 1/20/2017 | ** | 11,003,410 |
| | CARROLL KY UTIL 06B L=TM | 9,100,000.0000 | 0.710 | 10/1/2034 | ** | 9,100,000 |
| | CHELAN WA PUB DIST 1 Q=UC | 12,800,000.0000 | 0.750 | 7/1/2032 | ** | 12,800,000 |
| | CIBC NY BR YCD 1ML+45 01/ | 5,000,000.0000 | 1.205 | 1/23/2017 | ** | 5,001,825 |
| | CIBC NY BRH YCD .92 01/13 | 13,000,000.0000 | 0.920 | 1/13/2017 | ** | 13,001,695 |
| | CIBC VCP 1ML+43 7/10/17 | 10,000,000.0000 | 1.094 | 7/10/2017 | ** | 10,001,300 |
| | CIBC VCP 1ML+45 7/20/17 | 11,000,000.0000 | 1.194 | 7/20/2017 | ** | 11,001,793 |
| | COMMWLTH AUS VCP 1ML+45 2 | 15,000,000.0000 | 1.099 | 2/8/2017 | ** | 15,008,025 |
| | CS AG NY BR(BD) YCD 1.15 | 11,000,000.0000 | 1.150 | 3/16/2017 | ** | 11,006,736 |
| | CT HFA 11E-4 Q=JP V1@ | 13,500,000.0000 | 0.740 | 11/15/2031 | ** | 13,500,000 |
| | CT HFA MTG 16C4 Q=RC V7 | 5,000,000.0000 | 0.720 | 11/15/2039 | ** | 5,000,000 |
| | FHLMC TX ASMARA AFF L=FRE | 6,340,000.0000 | 0.720 | 7/1/2033 | ** | 6,340,000 |
| | GOTHAM FUNDING YCP 1.05 1 | 5,000,000.0000 | 1.050 | 1/13/2017 | ** | 4,998,902 |
| | GOTHAM FUNDING YCP 1.15 3 | 12,000,000.0000 | 1.150 | 3/21/2017 | ** | 11,975,160 |
| | IL LATIN SCH CHI 05B L=JP | 4,425,000.0000 | 0.730 | 8/1/2035 | ** | 4,425,000 |
| | IN UNIV HLTH 16B L=BMH V7 | 4,550,000.0000 | 0.680 | 12/1/2031 | ** | 4,550,000 |
| | JPMORGAN SECS 1ML+45 4/26 | 10,000,000.0000 | 1.206 | 4/26/2017 | ** | 10,007,880 |
| | KBC BK NV NY BR YCD .95 0 | 10,000,000.0000 | 0.950 | 1/25/2017 | ** | 10,001,485 |
| | KBC BK NV NY BR YCD .95 0 | 11,000,000.0000 | 0.950 | 2/3/2017 | ** | 11,001,911 |
| | KBC BK NV NY BR YCD 1 02/ | 10,000,000.0000 | 1.000 | 2/27/2017 | ** | 10,002,179 |
| | KBC BK NV NY BR YCD 1.05 | 11,000,000.0000 | 1.050 | 2/28/2017 | ** | 11,003,281 |
| | LA PFA AIRPROD&CHEM 05 V1 | 10,000,000.0000 | 0.710 | 12/1/2040 | ** | 10,000,000 |
| | MANHATT ASST FD YCP 1.05 | 16,100,000.0000 | 1.050 | 1/17/2017 | ** | 16,095,251 |
| | MARTIN FL PCR FL PWR & LI | 17,700,000.0000 | 0.760 | 7/15/2022 | ** | 17,700,000 |
| | MIZUHO BK NY BR YCD 1 01/ | 10,000,000.0000 | 1.000 | 1/9/2017 | ** | 10,000,948 |
| | MIZUHO BK NY BR YCD 1 01/ | 10,000,000.0000 | 1.000 | 1/13/2017 | ** | 10,001,289 |
| | MIZUHO BK NY BR YCD 1 01/ | 13,000,000.0000 | 1.000 | 1/20/2017 | ** | 13,002,370 |
| | MOBILE AL PWR BARRY 1ST 0 | 4,500,000.0000 | 0.780 | 6/1/2034 | ** | 4,500,000 |
| | MUFJ TR NY YCD 1ML+40 3/2 | 12,000,000.0000 | 1.155 | 3/23/2017 | ** | 12,006,372 |
| | MUFJ TR NY YCD 1ML+45 4/5 | 11,000,000.0000 | 1.085 | 4/5/2017 | ** | 11,005,863 |
| | NATIXIS NY BRH YCP .9 2/0 | 4,000,000.0000 | 0.900 | 2/3/2017 | ** | 3,997,250 |
| | NOVA SCOTIA VCP 1ML+46 9/ | 10,000,000.0000 | 1.107 | 9/6/2017 | ** | 10,000,490 |
| | NYC FISCAL 08L5 Q=BA V1 | 2,600,000.0000 | 0.710 | 4/1/2035 | ** | 2,600,000 |
| | NYC GO FISCAL 13A-5 UQ=SM | 24,295,000.0000 | 0.770 | 10/1/2042 | ** | 24,295,000 |
| | NYC MUNI WTR 07CC2 Q=BMC | 2,700,000.0000 | 0.740 | 6/15/2038 | ** | 2,700,000 |
| | NYC MUNI WTR 09-BB1 Q=LH- | 10,100,000.0000 | 0.719 | 6/15/2039 | ** | 10,100,000 |
| | NYC MUNI WTR 15BB-1 Q=BA | 4,200,000.0000 | 0.710 | 6/15/2049 | ** | 4,200,000 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment: Par Value | Rate Percentage | Maturity Date | (d) Cost | (e) Current Value |
|---|---|---|---|---|---|---|
| | NYC MUNI WTR 16AA-1 Q=BA | 8,000,000.0000 | 0.710 | 6/15/2048 | ** | 8,000,000 |
| | NYC TFA PIT 03-2F Q=SM V7 | 4,530,000.0000 | 0.730 | 11/1/2022 | ** | 4,530,000 |
| | NYC TFA PIT 03C2 Q=LH-U V | 12,250,000.0000 | 0.770 | 8/1/2031 | ** | 12,250,000 |
| | NYS ERDA CON ED 05A2 L=MZ | 6,300,000.0000 | 0.730 | 5/1/2039 | ** | 6,300,000 |
| | NYS MFH 80DKLB 08A L=LH-U | 5,090,000.0000 | 0.750 | 5/1/2042 | ** | 5,090,000 |
| | NYS MFH 80DKLB 09B L=LH-U | 24,750,000.0000 | 0.720 | 5/1/2042 | ** | 24,750,000 |
| | RABOBANK NY BRH YCP .96 3 | 10,000,000.0000 | 0.960 | 3/6/2017 | ** | 9,987,753 |
| | RBC NY BR YCD 1ML+40 05/0 | 10,000,000.0000 | 1.049 | 5/8/2017 | ** | 10,005,260 |
| | RBC NY BR YCD 1ML+55 1/23 | 10,000,000.0000 | 1.305 | 1/23/2017 | ** | 10,004,320 |
| | RBC NY BR YCD 3ML+21 4/18 | 10,000,000.0000 | 1.090 | 4/18/2017 | ** | 10,007,220 |
| | ROYAL BK CDA NY 1ML+60 3/ | 13,000,000.0000 | 1.224 | 3/2/2017 | ** | 13,012,909 |
| | ROYAL BK CDA NY 3ML+21 4/ | 10,000,000.0000 | 1.086 | 4/11/2017 | ** | 10,007,610 |
| | ST JOS MEM HLTH 08A L=JP | 11,400,000.0000 | 0.740 | 8/15/2033 | ** | 11,400,000 |
| | SUMI TR BK LDN YECD 1 01/ | 8,000,000.0000 | 1.000 | 1/30/2017 | ** | 8,002,450 |
| | SUMI TR BK LDN YECD 1.05 | 10,000,000.0000 | 1.050 | 3/16/2017 | ** | 10,004,147 |
| | SUMI TR BK LDN YECD 1.1 0 | 10,000,000.0000 | 1.100 | 1/11/2017 | ** | 10,001,728 |
| | SUMITOMO NY BRH YCD .95 0 | 11,000,000.0000 | 0.950 | 1/20/2017 | ** | 11,002,174 |
| | SUMITOMO NY BRH YCD 1 01/ | 10,000,000.0000 | 1.000 | 1/11/2017 | ** | 10,001,395 |
| | SUMITOMO NY BRH YCD 1 01/ | 11,000,000.0000 | 1.000 | 1/18/2017 | ** | 11,002,297 |
| | SVENSKA HAN YCD 1ML+58 2/ | 4,000,000.0000 | 1.316 | 2/17/2017 | ** | 4,003,180 |
| | SVENSKA HNDE YCD 1ML+38 1 | 11,000,000.0000 | 1.027 | 1/6/2017 | ** | 11,000,913 |
| | TBTA NY MTA BRIDGE 01C L= | 12,645,000.0000 | 0.760 | 1/1/2032 | ** | 12,645,000 |
| | TD BK NY BR YCD 1ML+41 7/ | 11,000,000.0000 | 1.062 | 7/10/2017 | ** | 10,998,812 |
| | TD BK NY BR YCD 1ML+46 9/ | 11,000,000.0000 | 1.107 | 9/6/2017 | ** | 11,000,539 |
| | TMCC MSTR 1WKL+35 03/08/1 | 21,000,000.0000 | 1.065 | 3/8/2017 | ** | 21,000,000 |
| | TOR DOM YCD 1ML+45 2/1/17 | 11,000,000.0000 | 1.067 | 2/1/2017 | ** | 11,005,258 |
| | TOYCC 3A3 VCP 1ML+40 6/20 | 10,000,000.0000 | 1.144 | 6/20/2017 | ** | 10,000,250 |
| | TRNTO DM NY YCD 1ML+63 3/ | 13,000,000.0000 | 1.385 | 3/23/2017 | ** | 13,016,094 |
| | TRNTO DOM BK YCD 1ML+56 2 | 5,000,000.0000 | 1.195 | 2/3/2017 | ** | 5,003,015 |
| | UBS STAM YCD 1ML+63 3/13/ | 10,000,000.0000 | 1.310 | 3/13/2017 | ** | 10,011,320 |
| | UBSAG STMFD(BD) YCD 1.05 | 10,000,000.0000 | 1.050 | 1/10/2017 | ** | 10,001,897 |
| | UNITEDHEALTH GR CP .8 1/0 | 6,000,000.0000 | 0.800 | 1/3/2017 | ** | 5,999,508 |
| | USTN 3MB+16.8 10/31/17 | 11,000,000.0000 | 0.724 | 10/31/2017 | ** | 11,014,762 |
| | USTN 3MB+17 10/31/18 | 8,000,000.0000 | 0.726 | 10/31/2018 | ** | 8,005,984 |
| | USTN 3MB+19 04/30/18 | 22,000,000.0000 | 0.746 | 4/30/2018 | ** | 22,038,566 |
| | WELLS FARGO BK 1ML+48 5/1 | 11,000,000.0000 | 1.236 | 5/19/2017 | ** | 11,004,026 |
| | WELLS FARGO CD 1ML+44 6/2 | 10,000,000.0000 | 1.201 | 6/29/2017 | ** | 10,000,850 |
| | WELLS FARGO CD 1ML+47 5/3 | 11,000,000.0000 | 1.094 | 5/3/2017 | ** | 11,005,247 |
| | WELLS FARGO CD 1ML+55 3/2 | 10,000,000.0000 | 1.305 | 3/23/2017 | ** | 10,010,540 |
| | WELLS FARGO CD 3ML+40 6/5 | 10,000,000.0000 | 1.342 | 6/5/2017 | ** | 10,008,120 |
| | WI AURORA HLT-C L=JP V7 | 11,710,000.0000 | 0.760 | 2/15/2029 | ** | 11,710,000 |
| | WI HEFA AURORA 12D L=BMC | 4,150,000.0000 | 0.730 | 7/15/2028 | ** | 4,150,000 |
| | YONKERS NY (AMBAC) L=JP V | 9,325,000.0000 | 0.730 | 6/1/2036 | ** | 9,325,000 |
| * | Shell Money Market Portfolio | - | - | N/A | ** | 1,530,631 |
| | **Common/Collective Funds** | | | | | |
| | 1-3 YR Government Bond Index | | Comm Fund | | ** | 30,476,627 |
| | 20+ Treasurey Bond Index | | Comm Fund | | ** | 97,721,194 |
| | BlackRock EAFE Equity Index Fund F | | Comm Fund | | ** | 381,327,893 |
| | Developed Real Estate Index Fund F | | Comm Fund | | ** | 12,638,259 |
| | Emerging Markets Index Non-Lendable Fund F | | Comm Fund | | ** | 82,733,827 |
| * | Fidelity® Growth Company Commingled Pool | | Comm Fund | | ** | 43,865,811 |
| * | Fidelity® Blue Chip Growth Commingled Pool | | Comm Fund | | ** | 133,192,820 |
| * | Fidelity® Contrafund® Commingled Pool | | Comm Fund | | ** | 234,448,170 |
| * | Fidelity® Diversified International Commingled Pool | | Comm Fund | | ** | 61,863,155 |
| * | Fidelity® Equity-Income Commingled Pool | | Comm Fund | | ** | 66,448,981 |
| * | Fidelity® Low-Priced Stock Commingled Pool | | Comm Fund | | ** | 120,457,069 |
| * | Fidelity® OTC Commingled Pool | | Comm Fund | | ** | 89,341,740 |
| | Gov't/Credit Bond Index Fund | | Comm Fund | | ** | 41,358,495 |
| | Intermediate Government Bond Index Fund | | Comm Fund | | ** | 39,688,359 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Description of Investment: Par Value | Rate Percentage | Maturity Date | (d) Cost | (e) Current Value |
|---|---|---|---|---|---|---|
| | LifePath® 2020 Fund Class F | | Comm Fund | | ** | 155,471,798 |
| | LifePath® 2025 Fund Class F | | Comm Fund | | ** | 59,578,966 |
| | LifePath® 2030 Fund Class F | | Comm Fund | | ** | 144,004,452 |
| | LifePath® 2035 Fund Class F | | Comm Fund | | ** | 48,720,550 |
| | LifePath® 2040 Fund Class F | | Comm Fund | | ** | 122,874,824 |
| | LifePath® 2045 Fund Class F | | Comm Fund | | ** | 29,787,544 |
| | LifePath® 2050 Fund Class F | | Comm Fund | | ** | 62,469,125 |
| | LifePath® 2055 Fund Class F | | Comm Fund | | ** | 16,603,548 |
| | LifePath® 2060 Fund Class F | | Comm Fund | | ** | 541,045 |
| | LifePath® Retirement Fund Class F | | Comm Fund | | ** | 121,563,164 |
| | Mid-Cap Equity Index Fund | | Comm Fund | | ** | 403,117,398 |
| | Russell 1000 Growth Index Fund | | Comm Fund | | ** | 49,558,535 |
| | Russell 1000 Index Fund | | Comm Fund | | ** | 112,381,417 |
| | Russell 1000 Value Index Fund | | Comm Fund | | ** | 44,685,914 |
| | Russell 2000® Equity Index Fund | | Comm Fund | | ** | 52,329,793 |
| | Russell 2000® Growth Index Fund | | Comm Fund | | ** | 27,300,212 |
| | Russell 2000® Value Index Fund | | Comm Fund | | ** | 33,544,222 |
| | U.S. Debt Index Fund | | Comm Fund | | ** | 481,917,362 |
| * | U.S. Equity Index Fund | | Comm Fund | | ** | 1,143,536,129 |
| | U.S. Equity Market Fund | | Comm Fund | | ** | 152,931,571 |
| | U.S. Treasury Inflation Protected Securities Fund | | Comm Fund | | ** | 38,838,542 |
| | **Royal Dutch Shell Stock Fund** | | | | | |
| * | Royal Dutch Shell Stock Fund | | Stock/ADSs | | ** | 682,842,047 |
| * | Fidelity Institutional Cash Portfolio | | Mutual Funds | | ** | 9,254,876 |
| | **Registered Investment Company Shares** | | | | | |
| | AB Discovery Value Fund Class Z | | Mutual Funds | | ** | 2,267,648 |
| | Aberdeen Global Unconstrained Fxd IncFund Inst Class | | Mutual Funds | | ** | 907,990 |
| | Alger Capital Appreciation Portfolio Class I-2 | | Mutual Funds | | ** | 19,529,358 |
| | Alger Mid Cap Growth Portfolio Class I-2 | | Mutual Funds | | ** | 3,169,069 |
| | Alger Small Cap Growth Portfolio Class I-2 | | Mutual Funds | | ** | 961,423 |
| | AllianzGI NFJ Small-Cap Value Fund Class R6 | | Mutual Funds | | ** | 20,463,392 |
| | American Beacon Balanced Fund Institutional Class | | Mutual Funds | | ** | 1,886,369 |
| | American Beacon International Equity Fund Inst Class | | Mutual Funds | | ** | 2,197,739 |
| | American Beacon Large Cap Value Fund Class Inst | | Mutual Funds | | ** | 23,680,309 |
| | American Century Large Company Value Fund R6 Class | | Mutual Funds | | ** | 4,470,483 |
| | American Century Small Company Fund Inst Class | | Mutual Funds | | ** | 799,157 |
| | American Century Ultra® Fund R6 Class | | Mutual Funds | | ** | 821,844 |
| | AMG Managers Cadence Capital App Fund - Class Z | | Mutual Funds | | ** | 473,138 |
| | AMG Managers Cadence Mid Cap Fund - Class Z | | Mutual Funds | | ** | 905,013 |
| | AMG Managers Loomis Sayles Bond Fund Class I | | Mutual Funds | | ** | 20,211,539 |
| | AMG Managers Special Equity Fund Class I | | Mutual Funds | | ** | 983,856 |
| | Ariel Appreciation Fund Institutional Class | | Mutual Funds | | ** | 4,877,930 |
| | Ariel Fund Institutional Class | | Mutual Funds | | ** | 5,922,698 |
| | Artisan International Fund Institutional Class | | Mutual Funds | | ** | 16,121,666 |
| | Artisan Mid Cap Fund Institutional Class | | Mutual Funds | | ** | 14,498,320 |
| | Artisan Mid Cap Value Fund Institutional Class | | Mutual Funds | | ** | 10,444,095 |
| | Baron Asset Fund Institutional Class | | Mutual Funds | | ** | 3,294,712 |
| | Baron Growth Fund Institutional Shares | | Mutual Funds | | ** | 13,918,570 |
| | Baron Small Cap Fund Institutional Class | | Mutual Funds | | ** | 1,407,574 |
| | Calvert Balanced Portfolio Class I | | Mutual Funds | | ** | 497,344 |
| | Calvert Bond Portfolio Class I | | Mutual Funds | | ** | 1,700,867 |
| | Calvert Capital Accumulation Fund Class I | | Mutual Funds | | ** | 240,124 |
| | Calvert Equity Portfolio Class I | | Mutual Funds | | ** | 2,407,136 |
| | Calvert International Equity Fund Class I | | Mutual Funds | | ** | 1,465,702 |
| | ClearBridge Aggressive Growth Fund Class IS | | Mutual Funds | | ** | 8,232,703 |
| | ClearBridge Large Cap Growth Fund Class I | | Mutual Funds | | ** | 15,558,098 |
| | ClearBridge Value Trust Class I | | Mutual Funds | | ** | 888,289 |
| | Columbia Acorn Select Fund Class Y Shares | | Mutual Funds | | ** | 2,170,231 |
| | CRM Mid Cap Value Fund Class Institutional | | Mutual Funds | | ** | 3,116,372 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| | Deutsche Core Equity Fund Class R6 | | Mutual Funds | | ** | 2,562,475 |
| | Deutsche CROCI® Equity Dividend Fund Inst Class | | Mutual Funds | | ** | 2,091,812 |
| | Deutsche CROCI® International Fund Class R6 | | Mutual Funds | | ** | 1,037,929 |
| | Deutsche Global Small Cap Fund Class R6 | | Mutual Funds | | ** | 744,445 |
| | Domini Impact Equity Fund Institutional Shares | | Mutual Funds | | ** | 569,965 |
| | Dreyfus Mid-Cap Growth Fund Class I | | Mutual Funds | | ** | 1,634,552 |
| * | Fidelity Advisor® Total Bond Fund - Class Z | | Mutual Funds | | ** | 26,588,735 |
| * | Fidelity Asset Manager® 20% | | Mutual Funds | | ** | 5,083,095 |
| * | Fidelity Asset Manager® 30% | | Mutual Funds | | ** | 649,707 |
| * | Fidelity Asset Manager® 40% | | Mutual Funds | | ** | 877,224 |
| * | Fidelity Asset Manager® 50% | | Mutual Funds | | ** | 1,612,219 |
| * | Fidelity Asset Manager® 60% | | Mutual Funds | | ** | 2,061,353 |
| * | Fidelity Asset Manager® 70% | | Mutual Funds | | ** | 1,611,762 |
| * | Fidelity Asset Manager® 85% | | Mutual Funds | | ** | 2,709,791 |
| * | Fidelity Freedom K® 2005 Fund | | Mutual Funds | | ** | 892,742 |
| * | Fidelity Freedom K® 2010 Fund | | Mutual Funds | | ** | 11,602,259 |
| * | Fidelity Freedom K® 2015 Fund | | Mutual Funds | | ** | 9,759,042 |
| * | Fidelity Freedom K® 2020 Fund | | Mutual Funds | | ** | 53,533,920 |
| * | Fidelity Freedom K® 2025 Fund | | Mutual Funds | | ** | 26,702,678 |
| * | Fidelity Freedom K® 2030 Fund | | Mutual Funds | | ** | 43,332,225 |
| * | Fidelity Freedom K® 2035 Fund | | Mutual Funds | | ** | 20,695,138 |
| * | Fidelity Freedom K® 2040 Fund | | Mutual Funds | | ** | 27,527,694 |
| * | Fidelity Freedom K® 2045 Fund | | Mutual Funds | | ** | 12,591,536 |
| * | Fidelity Freedom K® 2050 Fund | | Mutual Funds | | ** | 9,130,697 |
| * | Fidelity Freedom K® 2055 Fund | | Mutual Funds | | ** | 2,217,238 |
| * | Fidelity Freedom K® 2060 Fund | | Mutual Funds | | ** | 65,701 |
| * | Fidelity Freedom K® Income Fund | | Mutual Funds | | ** | 8,557,524 |
| * | Fidelity® 500 Index Fund - Institutional Class | | Mutual Funds | | ** | 82,162,459 |
| * | Fidelity® Balanced Fund - Class K | | Mutual Funds | | ** | 38,966,186 |
| * | Fidelity® Blue Chip Value Fund | | Mutual Funds | | ** | 7,400,278 |
| * | Fidelity® Canada Fund | | Mutual Funds | | ** | 11,106,904 |
| * | Fidelity® Capital & Income Fund | | Mutual Funds | | ** | 62,229,231 |
| * | Fidelity® Capital Appreciation Fund - Class K | | Mutual Funds | | ** | 12,796,907 |
| * | Fidelity® China Region Fund | | Mutual Funds | | ** | 11,598,571 |
| * | Fidelity® Conservative Income Bond Fund - Inst Class | | Mutual Funds | | ** | 5,667,125 |
| * | Fidelity® Convertible Securities Fund | | Mutual Funds | | ** | 5,422,465 |
| * | Fidelity® Corporate Bond Fund | | Mutual Funds | | ** | 9,767,628 |
| * | Fidelity® Disciplined Equity Fund - Class K | | Mutual Funds | | ** | 1,958,850 |
| * | Fidelity® Dividend Growth Fund - Class K | | Mutual Funds | | ** | 45,845,693 |
| * | Fidelity® Emerging Asia Fund | | Mutual Funds | | ** | 8,204,388 |
| * | Fidelity® Emerg Europe, Middle East, Africa (EMEA) Fund | | Mutual Funds | | ** | 1,491,811 |
| * | Fidelity® Emerging Markets Discovery Fund | | Mutual Funds | | ** | 2,748,747 |
| * | Fidelity® Emerging Markets Fund - Class K | | Mutual Funds | | ** | 15,901,618 |
| * | Fidelity® Emerging Markets Index Fund - Inst Class | | Mutual Funds | | ** | 20,577,365 |
| * | Fidelity® Equity Dividend Income Fund - Class K | | Mutual Funds | | ** | 6,475,773 |
| * | Fidelity® Europe Fund | | Mutual Funds | | ** | 4,584,192 |
| * | Fidelity® Event Driven Opportunities Fund | | Mutual Funds | | ** | 748,819 |
| * | Fidelity® Export and Multinational Fund - Class K | | Mutual Funds | | ** | 6,227,770 |
| * | Fidelity® Extended Market Index Fund - Premium Class | | Mutual Funds | | ** | 17,943,625 |
| * | Fidelity® Floating Rate High Income Fund | | Mutual Funds | | ** | 42,953,430 |
| * | Fidelity® Focused High Income Fund | | Mutual Funds | | ** | 1,407,692 |
| * | Fidelity® Focused Stock Fund | | Mutual Funds | | ** | 9,141,273 |
| * | Fidelity® Four-in-One Index Fund | | Mutual Funds | | ** | 3,723,007 |
| * | Fidelity® Fund - Class K | | Mutual Funds | | ** | 3,569,847 |
| * | Fidelity® Global Balanced Fund | | Mutual Funds | | ** | 1,656,750 |
| * | Fidelity® Global Bond Fund | | Mutual Funds | | ** | 382,305 |
| * | Fidelity® Global Commodity Stock Fund | | Mutual Funds | | ** | 1,646,254 |
| * | Fidelity® Global Equity Income Fund | | Mutual Funds | | ** | 929,536 |
| * | Fidelity® Global ex U.S. Index Fund - Premium Class | | Mutual Funds | | ** | 3,458,349 |
| * | Fidelity® Global High Income Fund | | Mutual Funds | | ** | 1,581,502 |
| * | Fidelity® Global Strategies Fund | | Mutual Funds | | ** | 85,690 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| * | Fidelity® GNMA Fund | | Mutual Funds | | ** | 12,733,598 |
| * | Fidelity® Government Cash Reserves | | Mutual Funds | | ** | 37,349,701 |
| * | Fidelity® Government Income Fund | | Mutual Funds | | ** | 6,608,796 |
| * | Fidelity® Government MM Fund - Premium Class | | Mutual Funds | | ** | 9,507,626 |
| * | Fidelity® Growth & Income Portfolio - Class K | | Mutual Funds | | ** | 40,358,207 |
| * | Fidelity® Growth Discovery Fund - Class K | | Mutual Funds | | ** | 5,004,898 |
| * | Fidelity® Growth Strategies Fund - Class K | | Mutual Funds | | ** | 10,365,929 |
| * | Fidelity® High Income Fund | | Mutual Funds | | ** | 20,710,092 |
| * | Fidelity® Independence Fund - Class K | | Mutual Funds | | ** | 5,062,667 |
| * | Fidelity® Inflation-Protected Bond Fund | | Mutual Funds | | ** | 8,293,658 |
| * | Fidelity® Infl-Protected Bond Index Fund - Premium Class | | Mutual Funds | | ** | 1,350,040 |
| * | Fidelity® Intermediate Bond Fund | | Mutual Funds | | ** | 8,886,749 |
| * | Fidelity® Intermediate Government Income Fund | | Mutual Funds | | ** | 4,679,009 |
| * | Fidelity® Interm Treasury Bd Index Fund - Premium Cl | | Mutual Funds | | ** | 5,484,749 |
| * | Fidelity® International Bond Fund | | Mutual Funds | | ** | 373,572 |
| * | Fidelity® International Capital Appreciation Fund | | Mutual Funds | | ** | 7,191,214 |
| * | Fidelity® International Discovery Fund - Class K | | Mutual Funds | | ** | 10,499,345 |
| * | Fidelity® International Enhanced Index Fund | | Mutual Funds | | ** | 1,048,059 |
| * | Fidelity® International Growth Fund | | Mutual Funds | | ** | 6,664,014 |
| * | Fidelity® International Index Fund - Inst Premium Class | | Mutual Funds | | ** | 123,935,515 |
| * | Fidelity® International Real Estate Fund | | Mutual Funds | | ** | 4,056,554 |
| * | Fidelity® International Small Cap Fund | | Mutual Funds | | ** | 20,332,899 |
| * | Fidelity® International Small Cap Opportunities Fund | | Mutual Funds | | ** | 6,414,551 |
| * | Fidelity® International Value Fund | | Mutual Funds | | ** | 637,584 |
| * | Fidelity® Investment Grade Bond Fund | | Mutual Funds | | ** | 5,752,123 |
| * | Fidelity® Japan Fund | | Mutual Funds | | ** | 1,584,896 |
| * | Fidelity® Japan Smaller Companies Fund | | Mutual Funds | | ** | 3,304,838 |
| * | Fidelity® Large Cap Core Enhanced Index Fund | | Mutual Funds | | ** | 4,309,944 |
| * | Fidelity® Large Cap Growth Enhanced Index Fund | | Mutual Funds | | ** | 3,363,419 |
| * | Fidelity® Large Cap Stock Fund | | Mutual Funds | | ** | 10,468,972 |
| * | Fidelity® Large Cap Value Enhanced Index Fund | | Mutual Funds | | ** | 18,386,202 |
| * | Fidelity® Latin America Fund | | Mutual Funds | | ** | 6,927,777 |
| * | Fidelity® Leveraged Company Stock Fund - Class K | | Mutual Funds | | ** | 30,791,780 |
| * | Fidelity® Limited Term Bond Fund | | Mutual Funds | | ** | 2,554,511 |
| * | Fidelity® Limited Term Government Fund | | Mutual Funds | | ** | 5,454,238 |
| * | Fidelity® LT Treasury Bond Index Fund - Premium Class | | Mutual Funds | | ** | 13,721,418 |
| * | Fidelity® Magellan® Fund - Class K | | Mutual Funds | | ** | 63,632,886 |
| * | Fidelity® Mega Cap Stock Fund | | Mutual Funds | | ** | 6,702,582 |
| * | Fidelity® Mid Cap Enhanced Index Fund | | Mutual Funds | | ** | 13,887,215 |
| * | Fidelity® Mid Cap Index Fund - Premium Class | | Mutual Funds | | ** | 3,459,524 |
| * | Fidelity® Mid Cap Value Fund | | Mutual Funds | | ** | 11,402,610 |
| * | Fidelity® Mid-Cap Stock Fund - Class K | | Mutual Funds | | ** | 19,417,131 |
| * | Fidelity® Money Market Fund - Premium Class | | Mutual Funds | | ** | 60,599,004 |
| * | Fidelity® MM Trust Retirement Government MM II Portfolio | | Mutual Funds | | ** | 8,977,313 |
| * | Fidelity® MM Trust Retirement Government MM Portfolio | | Mutual Funds | | ** | 2,620,428 |
| * | Fidelity® Mortgage Securities Fund | | Mutual Funds | | ** | 3,282,527 |
| * | Fidelity® Nasdaq® Composite Index Fund | | Mutual Funds | | ** | 14,427,528 |
| * | Fidelity® New Markets Income Fund | | Mutual Funds | | ** | 30,915,495 |
| * | Fidelity® New Millennium Fund | | Mutual Funds | | ** | 3,571,654 |
| * | Fidelity® Nordic Fund | | Mutual Funds | | ** | 4,420,272 |
| * | Fidelity® Overseas Fund - Class K | | Mutual Funds | | ** | 31,959,807 |
| * | Fidelity® Pacific Basin Fund | | Mutual Funds | | ** | 3,971,050 |
| * | Fidelity® Puritan® Fund - Class K | | Mutual Funds | | ** | 149,312,041 |
| * | Fidelity® Real Estate Income Fund | | Mutual Funds | | ** | 11,894,074 |
| * | Fidelity® Real Estate Index Fund - Premium Class | | Mutual Funds | | ** | 4,796,176 |
| * | Fidelity® Real Estate Investment Portfolio | | Mutual Funds | | ** | 33,779,519 |
| * | Fidelity® Select Air Transportation Portfolio | | Mutual Funds | | ** | 3,557,929 |
| * | Fidelity® Select Automotive Portfolio | | Mutual Funds | | ** | 1,264,253 |
| * | Fidelity® Select Banking Portfolio | | Mutual Funds | | ** | 7,571,747 |
| * | Fidelity® Select Biotechnology Portfolio | | Mutual Funds | | ** | 61,250,876 |
| * | Fidelity® Select Brokerage and Investment Mgmt Portfolio | | Mutual Funds | | ** | 1,494,540 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| * | Fidelity® Select Chemicals Portfolio | | Mutual Funds | | ** | 16,035,498 |
| * | Fidelity® Select Communications Equipment Portfolio | | Mutual Funds | | ** | 717,412 |
| * | Fidelity® Select Computers Portfolio | | Mutual Funds | | ** | 1,796,899 |
| * | Fidelity® Select Construction and Housing Portfolio | | Mutual Funds | | ** | 5,098,248 |
| * | Fidelity® Select Consumer Discretionary Portfolio | | Mutual Funds | | ** | 1,716,447 |
| * | Fidelity® Select Consumer Finance Portfolio | | Mutual Funds | | ** | 1,157,840 |
| * | Fidelity® Select Consumer Staples Portfolio | | Mutual Funds | | ** | 9,614,128 |
| * | Fidelity® Select Defense and Aerospace Portfolio | | Mutual Funds | | ** | 13,275,359 |
| * | Fidelity® Select Energy Portfolio | | Mutual Funds | | ** | 35,276,545 |
| * | Fidelity® Select Energy Service Portfolio | | Mutual Funds | | ** | 15,445,765 |
| * | Fidelity® Select Environment & Alternative Energy Portfolio | | Mutual Funds | | ** | 1,500,849 |
| * | Fidelity® Select Financial Services Portfolio | | Mutual Funds | | ** | 5,534,685 |
| * | Fidelity® Select Gold Portfolio | | Mutual Funds | | ** | 24,556,165 |
| * | Fidelity® Select Health Care Portfolio | | Mutual Funds | | ** | 36,721,047 |
| * | Fidelity® Select Health Care Services Portfolio | | Mutual Funds | | ** | 9,261,959 |
| * | Fidelity® Select Industrial Equipment Portfolio | | Mutual Funds | | ** | 1,128,414 |
| * | Fidelity® Select Industrials Portfolio | | Mutual Funds | | ** | 4,799,925 |
| * | Fidelity® Select Insurance Portfolio | | Mutual Funds | | ** | 2,557,508 |
| * | Fidelity® Select IT Services Portfolio | | Mutual Funds | | ** | 18,576,991 |
| * | Fidelity® Select Leisure Portfolio | | Mutual Funds | | ** | 3,030,060 |
| * | Fidelity® Select Materials Portfolio | | Mutual Funds | | ** | 4,434,281 |
| * | Fidelity® Select Medical Equipment & Systems Portfolio | | Mutual Funds | | ** | 16,397,303 |
| * | Fidelity® Select Multimedia Portfolio | | Mutual Funds | | ** | 4,094,894 |
| * | Fidelity® Select Natural Gas Portfolio | | Mutual Funds | | ** | 8,996,343 |
| * | Fidelity® Select Natural Resources Portfolio | | Mutual Funds | | ** | 6,775,550 |
| * | Fidelity® Select Pharmaceuticals Portfolio | | Mutual Funds | | ** | 12,595,330 |
| * | Fidelity® Select Retailing Portfolio | | Mutual Funds | | ** | 19,578,430 |
| * | Fidelity® Select Semiconductors Portfolio | | Mutual Funds | | ** | 14,153,194 |
| * | Fidelity® Select Software and IT Services Portfolio | | Mutual Funds | | ** | 15,558,859 |
| * | Fidelity® Select Technology Portfolio | | Mutual Funds | | ** | 11,612,741 |
| * | Fidelity® Select Telecommunications Portfolio | | Mutual Funds | | ** | 2,880,246 |
| * | Fidelity® Select Transportation Portfolio | | Mutual Funds | | ** | 7,910,952 |
| * | Fidelity® Select Utilities Portfolio | | Mutual Funds | | ** | 5,046,632 |
| * | Fidelity® Select Wireless Portfolio | | Mutual Funds | | ** | 2,226,219 |
| * | Fidelity® Short Duration High Income Fund | | Mutual Funds | | ** | 845,294 |
| * | Fidelity® Short-Term Bond Fund | | Mutual Funds | | ** | 10,412,489 |
| * | Fidelity® ST Treasury Bond Index Fund - Premium Class | | Mutual Funds | | ** | 3,046,699 |
| * | Fidelity® Small Cap Discovery Fund | | Mutual Funds | | ** | 42,252,005 |
| * | Fidelity® Small Cap Enhanced Index Fund | | Mutual Funds | | ** | 3,875,085 |
| * | Fidelity® Small Cap Growth Fund | | Mutual Funds | | ** | 11,315,094 |
| * | Fidelity® Small Cap Index Fund - Premium Class | | Mutual Funds | | ** | 2,682,794 |
| * | Fidelity® Small Cap Stock Fund | | Mutual Funds | | ** | 10,766,290 |
| * | Fidelity® Small Cap Value Fund | | Mutual Funds | | ** | 8,479,957 |
| * | Fidelity® Stock Selector All Cap Fund - Class K | | Mutual Funds | | ** | 1,772,257 |
| * | Fidelity® Stock Selector Large Cap Value Fund | | Mutual Funds | | ** | 3,114,880 |
| * | Fidelity® Stock Selector Mid Cap Fund | | Mutual Funds | | ** | 17,419 |
| * | Fidelity® Stock Selector Small Cap Fund | | Mutual Funds | | ** | 2,457,064 |
| * | Fidelity® Strategic Dividend & Income® Fund | | Mutual Funds | | ** | 13,707,705 |
| * | Fidelity® Strategic Income Fund | | Mutual Funds | | ** | 46,845,262 |
| * | Fidelity® Strategic Real Return Fund | | Mutual Funds | | ** | 527,957 |
| * | Fidelity® Telecom and Utilities Fund | | Mutual Funds | | ** | 3,520,100 |
| * | Fidelity® Total Emerging Markets Fund | | Mutual Funds | | ** | 1,381,591 |
| * | Fidelity® Total International Equity Fund | | Mutual Funds | | ** | 249,226 |
| * | Fidelity® Total Market Index Fund - Institutional Class | | Mutual Funds | | ** | 37,747,242 |
| * | Fidelity® Treasury Money Market Fund | | Mutual Funds | | ** | 644,448 |
| * | Fidelity® Treasury Only Money Market Fund | | Mutual Funds | | ** | 2,708,487 |
| * | Fidelity® Trend Fund | | Mutual Funds | | ** | 2,111,366 |
| * | Fidelity® U.S. Bond Index Fund - Institutional Class | | Mutual Funds | | ** | 71,117,131 |
| * | Fidelity® Value Discovery Fund - Class K | | Mutual Funds | | ** | 12,093,532 |
| * | Fidelity® Value Fund - Class K | | Mutual Funds | | ** | 60,568,196 |
| * | Fidelity® Value Strategies Fund - Class K | | Mutual Funds | | ** | 1,870,222 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| * | Fidelity® Worldwide Fund | | Mutual Funds | | ** | 3,645,178 |
| | FPA Crescent Fund | | Mutual Funds | | ** | 30,497,623 |
| | Franklin Mutual Global Discovery Fund Class R6 | | Mutual Funds | | ** | 21,542,657 |
| | Franklin Mutual Shares Fund Class R6 | | Mutual Funds | | ** | 10,975,250 |
| | Franklin Small-Mid Cap Growth Fund Class R6 | | Mutual Funds | | ** | 2,707,049 |
| | Hartford International Growth Fund Class Y | | Mutual Funds | | ** | 874,332 |
| | Hartford Small Cap Growth Fund Class Y | | Mutual Funds | | ** | 8,451,180 |
| | Invesco Equity and Income Fund Class R6 | | Mutual Funds | | ** | 1,897,937 |
| | Invesco Global Small & Mid Cap Growth Fund Class R5 | | Mutual Funds | | ** | 1,060,163 |
| | Invesco Growth and Income Fund Class R6 | | Mutual Funds | | ** | 7,755,280 |
| | Invesco Mid Cap Core Equity Fund Class R6 | | Mutual Funds | | ** | 2,298,925 |
| | Janus Balanced Fund Class N | | Mutual Funds | | ** | 8,270,535 |
| | Janus Enterprise Fund Class N | | Mutual Funds | | ** | 12,688,693 |
| | Janus Flexible Bond Fund Class N | | Mutual Funds | | ** | 15,490,300 |
| | Janus Fund Class N | | Mutual Funds | | ** | 2,585,232 |
| | Janus Global Research Fund Class I Shares | | Mutual Funds | | ** | 3,419,561 |
| | Janus Research Fund Class N | | Mutual Funds | | ** | 9,160,755 |
| | Janus Twenty Fund Class T | | Mutual Funds | | ** | 10,712,735 |
| | John Hancock Small Company Fund Class R6 | | Mutual Funds | | ** | 850,842 |
| | Loomis Sayles Growth Fund Class Y | | Mutual Funds | | ** | 3,984,678 |
| | Loomis Sayles Small Cap Value Fund Class N | | Mutual Funds | | ** | 2,979,069 |
| | Lord Abbett Affiliated Fund Class I | | Mutual Funds | | ** | 1,965,888 |
| | Lord Abbett Mid Cap Stock Fund Class I | | Mutual Funds | | ** | 3,034,682 |
| | MSIF Trust Core Plus Fixed Income Portfolio Class Inst | | Mutual Funds | | ** | 6,402,189 |
| | MSIF Trust Global Strategist Portfolio Class Institutional | | Mutual Funds | | ** | 582,669 |
| | MSIF Trust Mid Cap Growth Portfolio Class IS | | Mutual Funds | | ** | 4,067,124 |
| | MSIF, Inc. Active International Allocation Portfolio Class I | | Mutual Funds | | ** | 77,296 |
| | MSIF, Inc. Emerging Markets Portfolio Class IS | | Mutual Funds | | ** | 4,011,289 |
| | MSIF, Inc. Growth Portfolio Class IS | | Mutual Funds | | ** | 5,355,452 |
| | MSIF, Inc. International Equity Portfolio Class IS | | Mutual Funds | | ** | 3,102,319 |
| | MSIF, Inc. Small Company Growth Portfolio Class IS | | Mutual Funds | | ** | 1,082,036 |
| | Neuberger Berman Core Bond Fund Institutional Class | | Mutual Funds | | ** | 520,129 |
| | Neuberger Berman Focus Fund Institutional Class | | Mutual Funds | | ** | 105,185 |
| | Neuberger Berman Genesis Fund Class R6 | | Mutual Funds | | ** | 18,539,553 |
| | Neuberger Berman Guardian Fund Class Institutional | | Mutual Funds | | ** | 640,213 |
| | Neuberger Berman High Income Bond Fund Class R6 | | Mutual Funds | | ** | 2,951,149 |
| | Neuberger Berman International Equity Fund Class R6 | | Mutual Funds | | ** | 2,830,560 |
| | Neuberger Berman Large Cap Value Fund Inst Class | | Mutual Funds | | ** | 3,042,314 |
| | Neuberger Berman Mid Cap Growth Fund Class R6 | | Mutual Funds | | ** | 950,677 |
| | Neuberger Berman Mid Cap Intrinsic Value Fund Inst Class | | Mutual Funds | | ** | 590,060 |
| | Neuberger Berman Socially Responsive Fund Class R6 | | Mutual Funds | | ** | 1,542,866 |
| | Oakmark Equity And Income Fund Investor Class | | Mutual Funds | | ** | 36,435,531 |
| | Oakmark Fund Investor Class | | Mutual Funds | | ** | 28,535,974 |
| | Oakmark Select Fund Investor Class | | Mutual Funds | | ** | 12,888,090 |
| | PIMCO Global Bond (Unhedged) Fund Institutional Class | | Mutual Funds | | ** | 4,715,317 |
| | PIMCO High Yield Fund Institutional Class | | Mutual Funds | | ** | 18,831,466 |
| | PIMCO Long-Term U.S. Government Fund Inst Class | | Mutual Funds | | ** | 17,034,946 |
| | PIMCO Low Duration Fund Institutional Class | | Mutual Funds | | ** | 24,524,170 |
| | PIMCO Real Return Fund Institutional Class | | Mutual Funds | | ** | 15,356,780 |
| | PIMCO Total Return Fund Institutional Class | | Mutual Funds | | ** | 59,090,643 |
| | Rainier Small/Mid Cap Equity Fund Institutional Shares | | Mutual Funds | | ** | 1,993,265 |
| | Rice Hall James Micro Cap Portfolio Institutional Class | | Mutual Funds | | ** | 2,085,007 |
| | Royce Low-Priced Stock Fund Institutional Class | | Mutual Funds | | ** | 3,512,743 |
| | Royce Opportunity Fund Institutional Class | | Mutual Funds | | ** | 1,860,474 |
| | Royce Smaller-Companies Growth Fund Inst Class | | Mutual Funds | | ** | 2,505,005 |
| | Royce Total Return Fund Institutional Class | | Mutual Funds | | ** | 703,427 |
| * | Strategic Advisers® Core Income Multi-Manager Fund | | Mutual Funds | | ** | 22,960 |
| * | Strategic Advisers® Core Multi-Manager Fund | | Mutual Funds | | ** | 51,696 |
| * | Strategic Advisers® Emerging Markets Fund of Funds | | Mutual Funds | | ** | 60,303 |
| * | Strategic Advisers® Growth Multi-Manager Fund | | Mutual Funds | | ** | 14,704 |
| * | Strategic Advisers® Income Opportunities Fund of Funds | | Mutual Funds | | ** | 844,342 |

# Shell Provident Fund
## Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
## EIN 13-1299890
## Plan No. 002
## December 31, 2016

| (a) | (b) | (c) | | | (d) | (e) |
|---|---|---|---|---|---|---|
| | | Description of Investment | | | | |
| | Identity of Issuer, Borrower, Lessor, or Similar Party | Par Value | Rate Percentage | Maturity Date | Cost | Current Value |
| * | Strategic Advisers® International Multi-Manager Fund | | Mutual Funds | | ** | 51,775 |
| * | Strategic Advisers® Small-Mid Cap Multi-Manager Fund | | Mutual Funds | | ** | 26,416 |
| * | Strategic Advisers® Value Multi-Manager Fund | | Mutual Funds | | ** | 335,901 |
| | TCW Select Equities Fund Class I | | Mutual Funds | | ** | 1,574,631 |
| | TCW Small Cap Growth Fund Class I | | Mutual Funds | | ** | 484,219 |
| | Templeton Developing Markets Trust Class R6 | | Mutual Funds | | ** | 2,940,503 |
| | Templeton Foreign Fund Class R6 | | Mutual Funds | | ** | 4,198,978 |
| | Templeton Foreign Smaller Comp Fund Class Advisor | | Mutual Funds | | ** | 1,243,726 |
| | Templeton Global Bond Fund Class R6 | | Mutual Funds | | ** | 36,463,387 |
| | Templeton Growth Fund Class R6 | | Mutual Funds | | ** | 3,282,180 |
| | Templeton World Fund Class R6 | | Mutual Funds | | ** | 1,558,213 |
| | Touchstone Sands Capital Select Growth Fund Class Y | | Mutual Funds | | ** | 2,512,855 |
| | USAA Cornerstone Moderately Aggressive Fund | | Mutual Funds | | ** | 154,113 |
| | USAA Emerging Markets Fund Institutional Shares | | Mutual Funds | | ** | 1,770,615 |
| | USAA Government Securities Fund | | Mutual Funds | | ** | 1,652,176 |
| | USAA Growth Fund Institutional Shares | | Mutual Funds | | ** | 1,794,070 |
| | USAA Income Fund Institutional Shares | | Mutual Funds | | ** | 11,846,828 |
| | USAA Income Stock Fund Institutional Shares | | Mutual Funds | | ** | 7,204,847 |
| | USAA International Fund Institutional Shares | | Mutual Funds | | ** | 3,658,651 |
| | Victory RS Partners Fund Class Y | | Mutual Funds | | ** | 3,117,867 |
| | Victory RS Small Cap Growth Fund Class Y | | Mutual Funds | | ** | 2,380,741 |
| | Victory RS Value Fund Class Y | | Mutual Funds | | ** | 869,989 |
| | Virtus Contrarian Value Fund Class R6 | | Mutual Funds | | ** | 1,684,100 |
| | Virtus Small-Cap Core Fund Class R6 | | Mutual Funds | | ** | 3,320,703 |
| | Wells Fargo C&B Mid Cap Value Fund - Class Inst | | Mutual Funds | | ** | 724,320 |
| | Wells Fargo Common Stock Fund - Class R6 | | Mutual Funds | | ** | 2,441,273 |
| | Wells Fargo Discovery Fund - Class R6 | | Mutual Funds | | ** | 3,494,210 |
| | Wells Fargo Government Securities Fund - Class Inst | | Mutual Funds | | ** | 2,112,910 |
| | Wells Fargo Growth Fund - Class Inst | | Mutual Funds | | ** | 14,578,297 |
| | Wells Fargo Large Cap Growth Fund - Class R6 | | Mutual Funds | | ** | 1,954,018 |
| | Wells Fargo Opportunity Fund - Class Inst | | Mutual Funds | | ** | 2,455,281 |
| | Wells Fargo Short-Term Bond Fund - Class Inst | | Mutual Funds | | ** | 9,052,520 |
| | Wells Fargo Small Cap Value Fund - Class R6 | | Mutual Funds | | ** | 3,704,061 |
| | Wells Fargo Small Company Value Fund - Class Inst | | Mutual Funds | | ** | 296,962 |
| | Wells Fargo Special Mid Cap Value Fund - Class R6 | | Mutual Funds | | ** | 5,675,551 |
| | Wells Fargo Ultra Short-Term Income Fund - Class Inst | | Mutual Funds | | ** | 5,240,209 |
| | Western Asset Core Bond Fund Class IS | | Mutual Funds | | ** | 10,725,722 |
| | Western Asset Core Plus Bond Fund Class IS | | Mutual Funds | | ** | 19,507,994 |
| | **BrokerageLink** | | Various Investment Options | | ** | 353,870,679 |
| | | | | | | 10,138,519,267 |
| * | **Participant Loans** | | Loan | 3.25% - 9.75% | | 112,342,235 |
| | TOTAL | | | | | 10,250,861,502 |

* Party-in-interest

** Cost information is not required for participant-directed accounts and, therefore, is not presented.

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333 - 192821) pertaining to the Shell Provident Fund of Royal Dutch Shell plc of our report dated May 31, 2017, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2016.

Ernst & Young LLP

Houston, Texas
June 8, 2017

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-192821) of Royal Dutch Shell Plc of our report dated April 29, 2016 relating to the financial statements of Shell Provident Fund for the year ended December 31, 2015, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 8, 2017